FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Enterra Energy Trust (the “Trust” or “Enterra”)

Suite 2700, 500 – 4th Avenue S.W.

Calgary, Alberta  T2P 2V6  Canada

Item 2

Date of Material Change

The date of material change is effective July 1, 2007

Item 3

News Release

Press release issued on June 26, 2007

Item 4

Summary of Material Change

The Trust has elected to change its classification for U.S. federal income tax purposes so as to be a corporation for such purposes and not a partnership as of July 1, 2007.  This change does not impact Canadian resident Unitholders.  Generally, a U.S. Unitholder will not recognize a gain or loss for U.S. federal income tax purposes by reason of the change in classification.  This change in classification will simplify the tax analysis and reporting of the Trust for U.S. purposes.

As the source of distributions made by the Trust prior to July 1, 2007 was distributions that were received from corporations in which the Trust is considered to own all of the stock, such distributions generally have been regarded as dividends for U.S. federal income tax purposes.   After this change in classification, cash distributions that Enterra makes on its trust units will continue to qualify as dividends for U.S. federal income tax purposes.

Item 5

Full Description of Material Change

The Trust has elected to be classified for U.S. federal income tax purposes as a corporation and not as a partnership as of July 1, 2007. As a result, a holder of trust units will include in determining its liability for U.S. federal income tax its share of the Trust’s income, gain, loss and deductions for the period ended on June 30, 2007 during which the Trust was classified as a partnership for such purposes. In addition, a holder of trust units who on July 1, 2007 owns less than five percent of the trust units (including certain trust units that are held indirectly as is discussed below) will not recognize a gain or loss for U.S. federal income tax purposes by reason of the change in classification. Thereafter, a holder of trust units will generally recognize income for U.S. federal income tax purposes only as it receives distributions on trust units or upon a sale or exchange thereof.

The following is a description that is for general information purposes of the material U.S. federal income tax consequences of such change in classification of the Trust and of the ownership, acquisition and disposition of trust units on and after July 1, 2007 by a U.S. person who holds trust units as a capital asset (referred to as a “U.S. Unitholder”). The description is not intended to be legal or tax advice to any particular holder or potential holder of the trust units of the Trust. Holders or potential holders of trust units should consult their own legal and tax advisors as to their particular tax consequences of holding trust units of the Trust. For purposes of this description, a “U.S. person” is

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an individual who is a citizen or resident of the United States;

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a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, a State of the United States, or the District of Columbia;

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an estate that is subject to United States federal income taxation without regard to the source of its income; or

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a trust, if a United States court has primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has made a valid election to be treated as a United States person.

A partner in a partnership that is a holder of trust units should consult its tax advisor as to the federal income tax consequences to it of the matters that are discussed herein.

This description is based on the United States Internal Revenue Code of 1986, as amended (referred to as the “Code”), Treasury regulations promulgated under the Code, and judicial and administrative interpretations of the Code and those regulations, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. The tax treatment of a U.S. Unitholder may vary depending upon its particular situation. Some U.S. Unitholders (including persons that are banks, insurance companies, tax-exempt organizations, financial institutions, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax and broker-dealers) are subject to special rules that are not discussed below. The discussion below does not address the effect of any state, local or foreign tax law on a U.S. Unitholder. There can be no assurance that the United States Internal Revenue Service (the “IRS”) will agree with this summary.

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, BE ADVISED THAT (A) THE DISCUSSION OF UNITED STATES  FEDERAL TAX ISSUES HEREIN IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY UNITHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON UNITHOLDERS UNDER THE UNITED STATES INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF TRUST UNITS; AND (C) EACH UNITHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

It is Enterra’s belief that Enterra is classified currently as a partnership for U.S. federal income tax purposes with the result that a U.S. Unitholder is to include for purposes of determining its liability for the United States federal income tax its share of the Trust’s income, gain, loss and deductions for the period that ends on June 30, 2007 whether or not it receives any distribution from the Trust.

Change in the Trust’s Classification for U.S. Federal Income Tax Purposes. The effect upon a U.S. Unitholder of the change in classification for U.S. federal income tax purposes is determined under U.S. tax regulations as though the Trust transfers all its assets (which will at that time consist only of stock or securities in corporations that are foreign corporations as to the United States) subject to all of the Trust’s liabilities (which will at that time be less than the aggregate adjusted basis for U.S. federal income tax purposes of Enterra’s assets) to a new corporation in exchange for all of the stock of that new corporation and thereafter the Trust distributes the stock in such new corporation to the holders of trust units. A U.S. Unitholder who owns less than five percent (applying the attribution rules of Section 318 of the Code as modified by Section 958(b) of the Code) of the total voting power and the total value of trust units and other instruments (such as the Trust’s convertible debentures) that are stock for U.S. federal income tax purposes of such new corporation immediately after such transactions are deemed to occur will recognize neither gain nor loss by reason of such deemed transactions. Any U.S. Unitholder who owns five percent or more of the Trust’s stock immediately after such transactions are deemed to occur will not in any event recognize any loss by reason of the change in tax classification and will not recognize gain if it enters into a five-year gain recognition agreement with the IRS. Any such U.S. Unitholder should confer with its own tax advisors as to whether to and how to enter into such an agreement.

It is Enterra’s belief that the Trust does not own directly or indirectly stock of any passive foreign investment company although there can be no assurance in that regard. If the Trust did, then a U.S. Unitholder could recognize gain, notwithstanding the above discussion, upon the deemed transfer of its share of such stock. Any gain that is so recognized would be subject to U.S. federal income taxation as is discussed below in “Passive Foreign Investment Company Status.”

A U.S. Unitholder will after the change in classification hold trust units which are stock in a corporation with aggregate adjusted basis for U.S. federal income tax purposes that is equal to the aggregate adjusted basis with which it held such trust units before the change in classification and will thereafter have a holding period in those trust units (stock for U.S. federal income tax purposes) that includes the holding period of the trust units (partnership interests for U.S. federal income tax purposes) that it held before such change. A U.S. Unitholder who holds trust units with different bases or holding periods should consult with its own tax advisor with regard to identifying the basis and holding period of those trust units.

Distributions of Cash on trust units. After the Trust’s change in classification for U.S. federal income tax purposes, distributions in cash that Enterra makes on its trust units will be included in a U.S. Unitholder’s income as a taxable dividend to the extent of the Trust’s current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution on trust units that is in excess of Enterra’s earnings and profits will be treated as a tax-free return of capital to the extent of the tax basis in such trust units and will reduce that basis in the same amount, and any balance will be treated as gain from a sale or exchange of the trust units. The Trust does not intend to determine the current or accumulated earnings and profits so that a U.S. Unitholder generally will not be able to report any portion of a payment that it receives on trust units as a non taxable return of capital.

A non-corporate U.S. Unitholder will be subject to a maximum rate of U.S. federal income tax of 15 percent on dividend income that it receives from the Trust before January 1, 2011 provided that the conditions of Section 1(h)(11) of the Code are satisfied with respect to such dividend. Such conditions include, among other matters, that (a) the Trust not be a passive foreign investment company during the taxable year in which such dividend is paid or the preceding taxable year, (b) the payee satisfy certain holding period requirements, (c) the payee not make an election to treat the dividend as investment income for purposes of the investment interest deduction rules, and (d) the payee not be obligated to make related payments with respect to positions in substantially similar or related property. The U.S. Congress is considering proposals to deny the 15 percent maximum rate of U.S. federal income taxation to dividends that are paid by Canadian income trusts that are corporations for U.S. federal income tax purposes. There can be no assurance as to whether any such legislation will be enacted or to the provisions thereof.

The amount for U.S. federal income tax purposes of any distribution that the Trust makes in  Canadian dollars will be the U.S. dollar value of such distribution at the time that it is received. If any such Canadian dollars are later converted into U.S. dollars, U.S. Unitholders may realize a gain or loss on the conversion that will be treated as ordinary income or loss that is generally from sources within the U.S. for U.S. foreign tax credit purposes.

See “Effect of Passive Foreign Investment Company Classification” for a discussion of changes in the foregoing that would apply as to the United States federal income taxation of distributions on trust units if, contrary to the Trust’s expectations, Enterra were classified as a passive foreign investment company.

Distributions of trust units on trust units.   A U.S. Unitholder will generally not recognize income for U.S. federal income tax purposes on the receipt of trust units as a distribution on its trust units unless it had a right to receive cash in lieu of those trust units. The United States federal income taxation of such a distribution is therefore fundamentally different than the federal income taxation of participating in a distribution reinvestment plan.  A U.S. Unitholder who does not recognize income for U.S. federal income tax purposes will divide its basis in the trust units (stock for U.S. federal income tax purposes) in respect of which the distribution was made rateably over the trust units received and the trust units in respect of which such new trust units were received. Such U.S. Unitholder will have a holding period in such new trust units that includes the holding period with which it has held the trust units on which the distribution was made.

Under current Canadian law, a portion of any such trust units that are distributed to a U.S. Unitholder would be sold in order to fund the Canadian withholding tax (currently imposed at a 15 percent rate). The U.S. Unitholder would recognize gain or loss in respect of such sale in determining its liability for the United States federal income tax, see “Sale or Exchange of trust units” below, determining basis and holding period of the trust units so sold as is outlined above. Such a U.S. Unitholder would be entitled to use the Canadian tax that is so withheld as a credit or deduction as discussed in “Creditability of Canadian Withholding Taxes” below.

The Internal Revenue Code contains a number of provisions that would, if applicable, require a U.S. Unitholder to recognize income for U.S. federal income tax purposes on the receipt of trust units as a distribution on its trust units such as a provision that requires recognition of income in respect of a distribution in which some of the owners of units in the Trust receive cash and other owners of units in the Trust increase their interest in the assets or earnings and profits of the Trust which would apply if trust units were distributed with respect to trust units and cash were distributed to holders of the Trust’s convertible debentures (or other convertible instruments) without a full adjustment in the conversion feature of such convertible debentures (or other convertible instrument). The Trust believes that none of such exceptions is currently applicable. If such a distribution of trust units were within one of such exceptions, then a U.S. Unitholder would recognize income for U.S. federal income tax purposes on the receipt of such trust units in an amount that is equal to the fair market value of the trust units so received on the date of distribution. Such income would be subject to United States federal income tax as is discussed in “Distributions of Cash on trust units.”

Sale or Exchange of trust units. A U.S. Unitholder will generally recognize gain or loss on any sale or exchange of trust units in an amount that is equal to the difference, if any, between the U.S. dollar value of the amount realized for the trust units and the U.S. Unitholder’s adjusted tax basis in the trust units. Generally, such gain or loss will be a capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to assets held for more than one year generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. See “Effect of Passive Foreign Investment Company Classification” for a discussion of changes in the foregoing discussion of the United States federal income taxation of sales or exchanges of Enterra’s trust units that would apply if, contrary to the Trust’s expectations, Enterra were classified as a passive foreign investment company.

Effect of Passive Foreign Investment Company Classification.  Enterra believes that it will not be a passive foreign investment company at the time of or after the change in classification for U.S. federal income tax purposes. For U.S. federal income tax purposes, a foreign corporation such as the Trust after it is classified as a corporation for U.S. federal income tax purposes is a passive foreign investment company for each taxable year in which either:

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at least 75% of its gross income is “passive” income, such as dividends, interest, royalties, and gains from the sale or exchange of property that gives rise to passive income or from the sale of hydrocarbons in certain circumstances, or

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at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For these purposes, if a foreign corporation owns directly or indirectly at least 25% (by value) of the stock of another corporation, that foreign corporation will be treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of that other corporation. Whether the Trust is a passive foreign investment company in any taxable year depends upon the facts so that the Trust can provide no assurance that it will not be a passive foreign investment company in either the current taxable year or for any subsequent taxable year.

If the Trust were a passive foreign investment company, then each of the Trust’s U.S. Unitholders who did not make an election to mark to market the Trust’s  stock or elect to treat the Trust  as a qualified electing fund (there is no assurance that it will be able to make either such election) would allocate any “excess distribution” in respect of the Trust’s  stock rateably over its holding period. The amounts allocated to the taxable year of the excess distribution and to any year before the Trust became a passive foreign investment company would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to U.S. federal income taxation at the highest rate in effect for individuals or corporations in such taxable year, as appropriate (and not at the 15% maximum rate of U.S. federal income tax on certain dividends) and an interest charge would be imposed on the amount allocated to that taxable year. Distributions made in respect of stock of a passive foreign investment company during a taxable year will be an excess distribution to the extent they exceed 125% of the average of the annual distributions in respect of such stock during the preceding three taxable years or the holder’s holding period, whichever is shorter. In addition, gain that is realized on the sale or other disposition of stock of a passive foreign investment company is treated as an excess distribution and is taxed as set forth above as ordinary income that can be subject to an interest charge and not as a capital gain.

In addition, if the Trust were to be a passive foreign investment company, then a U.S. Unitholder could be deemed to own its share of the stock that the Trust holds in any corporation that is a passive foreign investment company and could be required to include amounts in income in respect of that stock even though it did not receive any distribution with respect to such stock that the Trust in fact owns or any amount after the Trust’s disposition thereof.

Tax Exempt Organizations. An individual retirement account, employee benefit plan, or other tax exempt organization should not recognize unrelated business taxable income by reason of holding trust units unless such holder incurs acquisition indebtedness with respect to such trust units. Such a tax exempt organization should confer with its tax advisors as to such matters.

Creditability of Canadian Withholding Taxes. The Trust will generally be required under Canadian law to withhold Canadian income tax (currently at a 15% rate) from distributions that the Trust makes to U.S. Unitholders. Such Canadian income taxes may be deducted or used as a credit for U.S. federal income tax purposes subject in the case of use as a credit to a limitation that is calculated separately with respect to specific classes of income or “baskets”. That is, the use as a credit of foreign income taxes that are paid with respect to income in any such basket is limited to a percentage of the foreign source income in that basket. Under rules of general application, a portion of a U.S. Unitholder’s interest expense and other expenses can be allocated to, and reduce, the foreign source income in a basket.  The limitations on the use of Canadian income taxes as a credit against U.S. federal income taxes are complex, and a U.S. Unitholder should discuss the effects thereof upon it taking into account its particular circumstances with its own tax advisors.

Deduction of Investment Interest. The deductibility of a non-corporate U.S. Unitholder’s “investment interest expense” is generally limited to the amount of its “net investment income.” A U.S. Unitholder’s investment interest expense will include interest on any margin account borrowing or other loan incurred to purchase or to carry a trust unit. Net investment income generally includes gross income from property held for investment, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or dividends qualifying for the maximum 15% rate of U.S. federal income tax described above.

U.S. Information Reporting and Backup Withholding. Dividends on trust units paid within the U.S. or through some U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding unless the holder is a corporation or other exempt recipient or provides a taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. Information reporting requirements and backup withholding may also apply to the cash proceeds of a sale of trust units. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Unitholder’s U.S. tax liability, and a Unitholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

Omitted Information

Information has not been omitted in this report.

Item 8

Executive Officer

Victor Roskey, Sr. VP and CFO

Enterra Energy Trust

Phone: (877) 263-0262

Item 9

Date of Report

June 26, 2007